Exhibit 10.1

September 29, 2014

Dear Ed:

Mast Therapeutics, Inc. (“Mast” or the “Company”) is pleased to offer you full-time employment on the terms and conditions stated in this letter agreement.  We would employ you as Chief Medical Officer and Senior Vice President, reporting to Brian M. Culley, the Company’s Chief Executive Officer.  You acknowledge that, in this position, you would continue to be considered a “Section 16 reporting person,” which means you are required to report changes in holdings of Company securities to the U.S. Securities and Exchange Commission (“SEC”), are subject to sanctions against “short-swing” trading and are prohibited from engaging in short sales of Company securities.  In addition, the Company may be required to disclose certain personal information about you in its filings with the SEC and its other public disclosures, and you agree and consent to the Company’s disclosure of such information.

Your initial annual base salary would be $350,000, less applicable deductions and withholdings, which would be payable in accordance with our payroll policies.

Your principal place of employment with the Company will be the Company’s headquarters in San Diego, California.  To help defray relocation and similar expenses, and as an inducement to accept this offer and remain employed with the Company, the Company will reimburse you for actual, reasonable costs you incur during the six (6)-month period following the date of this letter to relocate your primary residence from Houston to San Diego, up to the gross amount of $100,000 (less applicable deductions and withholdings).  Please note that in order to earn any such relocation reimbursement payments, you must not resign from your employment or have your employment terminated for Cause (as defined below) prior to October 1, 2016.  The Company will advance relocation reimbursement payments to you during your employment prior to this date.  If you resign from your employment or your employment is terminated for Cause prior to October 1, 2016, other than in connection with an Involuntary Termination (as defined below) in which you are entitled to the severance benefits described below, then within thirty (30) days of such resignation or termination you will repay the Company for all such advance relocation reimbursement payments you received.

The Company will reimburse you (less applicable deductions and withholdings) for the following travel-related costs you incur for the purpose of commuting to work in San Diego from your current residence in Houston from October 1, 2014, through January 31, 2015: (a) the cost of coach airfare for up to two (2) trips per month between Houston and San Diego, (b) up to $2,350 per month for actual lodging costs in San Diego incurred, provided that you have submitted a copy to the Company of the residential lease agreement evidencing your residence in San Diego, and (c) for the actual costs of electricity and cable and internet services related to lodging in San Diego.

Please note that in order to qualify for the above referenced relocation and travel-related reimbursement payments (including advances), you must submit an expense report with appropriate documentation of each expense within ten (10) days after the end of the calendar month during which the expense is incurred. Payment shall be due within thirty (30) days of receipt of an expense report and documentation reasonably acceptable to the Company.

We would recommend to our Board of Directors (or its Compensation Committee) that you be granted an incentive stock option (to the maximum extent permitted by law and a nonstatutory stock option with respect to any remaining shares) to purchase 600,000 shares of our common stock under our 2014 Omnibus Incentive Plan on the terms and conditions described in the form of Incentive Stock Option Grant Agreement attached hereto as Exhibit A.  The exercise price of this option will be the fair market value of our common stock on the grant date of the option which will be the later of (1) the date our Board of Directors or its Compensation Committee approves the grant of this option; and (2) your starting date with the Company.  Your eligibility to receive this option is subject to your executing certain stock option documentation and, if in the future you are not a “Section 16 reporting person and if requested by the Company,” your accepting E*TRADE Financial Corporate Services, Inc. (or an affiliate)(“E*TRADE”), on such terms and conditions (including brokerage commissions) as E*TRADE makes available from time to time or that the Company has or may negotiate in the future, as your exclusive broker for all options and other securities that have been or may be granted to you by the Company from time to time.

12390 EL CAMINO REAL, SUITE 150 ■ SAN DIEGO, CA 92130 ■ TEL (858) 552-0866 ■ FAX (858) 552-0876 ■ MASTTHERAPEUTICS.COM ■ NYSE MKT: MSTX

You will be eligible for an incentive award under the terms and conditions of Company’s 2014 Executive Incentive Plan, the target amount of which will be 35% of base salary earned in calendar year 2014.  The terms and conditions of future incentive opportunities will be based on the Company’s future circumstances.

If your employment with the Company terminates at any time as a result of an Involuntary Termination, and you execute, deliver, and do not revoke the Release (as defined below), then you would be entitled to the following severance benefits:

(a)    An amount payable by the Company to you equal to nine (9) months (the “Benefit Period”) of your then-current base salary, less applicable withholdings, which amount shall be payable in a lump-sum on the date determined as described below.

(b)    An amount payable by the Company to you equal to the estimated cost of continuing your health care coverage and the coverage of your dependents who are covered at the time of the Involuntary Termination under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for a period equal to the Benefit Period, which amount shall be payable in a lump-sum on the date determined as described below.

As a condition of receiving the foregoing benefits, you must execute and not revoke a general release of claims, which will also confirm any post-termination obligations and/or restrictions applicable to you (the “Release”), such that the Release becomes effective no later than sixty (60) days following the Termination Date (as defined below) (the “Release Deadline”).  Such benefits shall be paid on the date the Release is effective; provided, however, that, in the event your separation occurs at a time during the calendar year where it would be possible for the Release to become effective in the calendar year following the calendar year in which your separation occurs, any severance that would be considered deferred compensation (as defined in Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”)) will be paid within fifteen (15) days following the Release Deadline.

“Termination Date” shall mean the effective date of your “separation from service” within the meaning of Section 409A (the “Separation from Service”).  If upon the Termination Date you are a “specified employee” (as defined in Section 409A), then solely to the extent necessary to comply with Section 409A and avoid the imposition of taxes under Section 409A, the Company shall defer payment of any deferred compensation (as defined in Section 409A) which is payable as a result of and within six (6) months following the Separation from Service until the earlier of: (a) the first business day of the seventh month following the Separation from Service, or (b) ten (10) days after the Company receives written notification of your death.  All such delayed payments shall be made without accrual of interest.

“Cause” shall mean (i) any act of personal dishonesty by you in connection with your hiring process with the Company that our Board of Directors believes has had or will have a material detrimental effect on the reputation or business of the Company or any subsidiary or parent of the Company (“Affiliate”); (ii) any act of personal dishonesty by you in connection with your responsibilities as an employee which is intended to result in your substantial personal enrichment; (iii) continued willful violations by you of your obligations to the Company or its Affiliates after there has been delivered to you a written demand for performance from the Company that describes the basis for the Company’s belief that you have not substantially performed your duties; (iv) a willful act by you that constitutes misconduct and is materially injurious to the Company or any Affiliate; and (v) your conviction (including any plea of guilty or nolo contendere) of any felony that our Board of Directors reasonably believes has had or will have a material detrimental effect on the reputation or business of the Company or any Affiliate.

“Involuntary Termination” shall mean (i) without your express written consent, a material reduction or alteration of your duties, position or responsibilities with the Company relative to your duties, position or responsibilities in effect immediately prior to such reduction or alteration, or your removal from such position, duties or responsibilities; (ii) without your express written consent, a material reduction by the Company of your base salary as in effect immediately prior to such reduction; (iii) without your express written consent, the relocation of your principal place of employment with the Company by more than fifty (50) miles; (iv) any termination of your employment by the Company without Cause; and (v) the failure of the Company to obtain the assumption of this letter agreement by any successors as contemplated in the paragraph following this paragraph.

Except in the case of a termination of you by the Company without Cause, an “Involuntary Termination” shall not be deemed to occur until the Company has received written notice from you of the occurrence of an Involuntary Termination and had thirty (30) days after the Company's receipt of such notice to cure or remedy such Involuntary Termination (the “Remedy Period”).  Any such notice provided by you shall indicate the specific termination provision relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and shall specify the Termination Date.  In order to be effective, a resignation for Involuntary Termination must occur within ten (10) business days after the end of the Remedy Period in which the Company failed to cure or remedy the Involuntary Termination and you must have provided the foregoing written notice of the occurrence of an Involuntary Termination event to the Company within ninety (90) days of your awareness of the initial existence of the applicable Involuntary Termination event.  The items referenced above constitute the exclusive list of the reasons that shall be considered “Involuntary Termination” for the termination of your employment by you as an Involuntary Termination.

Any successor to the Company (whether direct or indirect and whether by purchase, license, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets (including, if warranted under the circumstances, a subsidiary or parent of such successor) shall assume the Company’s obligations under this letter agreement and agree expressly to perform the Company’s obligations under this letter agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession.  For all purposes under this letter agreement, the term “Company” shall include any successor (or, if warranted, a subsidiary or parent of such successor) to the Company’s business and/or assets which is required to assume the Company’s obligations as described in this sentence and the preceding sentence or which becomes bound by the terms of this letter agreement by operation of law.

As our employee, you would be entitled to participate in our employee benefit programs, including our medical, dental, life insurance and 401(k) programs, on the same terms as our other full-time employees.  These programs, as well as other employee benefits and policies, are described in further detail in our Policies and Procedures Manual.  We reserve the right to modify or amend at our sole discretion the terms of any and all employee benefit programs from time to time without advance notice to our employees.  Notwithstanding our employee vacation policy set forth in the Policies and Procedures Manual, you would be entitled to 20 vacation days per year, which would accrue in accordance with our general vacation accrual policy, including any maximum accrual limits set forth therein.

Your employment with us would be “at will” and not for a specified term.  We make no express or implied commitment that your employment will have a minimum or fixed term, that we may take adverse employment action only for cause or that your employment is terminable only for cause.  We may terminate your employment with or without cause and with or without advance notice at any time and for any reason.  Any contrary representations or agreements that may have been made to you are superseded by this letter agreement.  The at-will nature of your employment described in this letter agreement shall constitute the entire agreement between you and Mast concerning the nature and duration of your employment.  Although your job duties, title and compensation and benefits may change over time, the at-will nature of your employment with us can only be changed in a written agreement signed by you and our Chief Executive Officer or President.

Our proprietary rights and confidential information are among our most important assets.  In addition to signing this letter agreement, as a condition to your employment you must also sign the Confidential Information, Non-Solicitation and Invention Assignment Agreement for Employees presented to you concurrently herewith (the “Company Confidentiality Agreement”).  As more fully described in the Company Confidentiality Agreement, we require that, in the course of your employment with us, you not use or disclose to us any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality.  Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by us.  During our discussions about your proposed job duties, you assured us that you would be able to perform those duties within the guidelines just described.  Accordingly, you further agree that you will not bring on to our premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality.

In addition, as an employee, we require that you comply with all of our policies and procedures, including, without limitation, our Policies and Procedures Manual, Code of Business Conduct and Ethics, our Insider Trading and Disclosure Policy, and our Information Disclosure Policy, copies of which will, at your request, be provided to you prior to your beginning work with us.  You may be required to sign certain documents acknowledging your receipt and understanding of these and other documents.  Violation of any or our policies or procedures would be cause for disciplinary action including termination.

Your employment with us is also conditioned upon your ability to provide adequate documentation of your legal right to work in the United States. If you make any misrepresentations to us or omit to state a material fact necessary in order to make another statement made not misleading, we may void this letter agreement or, if you are already employed, terminate your employment.

This letter agreement and documents attached hereto, if any, or referenced herein shall be governed pursuant to the laws of the State of California as applied to agreements between California residents entered into to be performed entirely within California and constitutes the sole agreement between the Company and you and supersedes all oral negotiations and prior writings with respect to the subject matter hereof.  For clarity, this letter agreement supersedes your June 20, 2014 temporary employment letter with the Company’s subsidiary Aires Pharmaceuticals, Inc., which will no longer remain in effect.

If any portion of this letter agreement shall, for any reason, be held invalid or unenforceable, or contrary to public policy or any law, the remainder of this letter agreement shall not be affected by such invalidity or unenforceability, but shall remain in full force and effect, as if the invalid or unenforceable term or portion thereof had not existed within this letter agreement.

We would like your employment with Mast to begin on October 1, 2014.

If you accept and agree with the terms and conditions set forth in this letter agreement, please so indicate by countersigning below and returning to me a fully executed letter and Company Confidentiality Agreement by September 30, 2014.  You should keep a copy of this letter agreement for your own records.  I look forward to you joining the Company and being an integral and important part of our team.

Sincerely,

Mast Therapeutics, Inc.	ACCEPTED AND AGREED:

/s/ Brian M. Culley	/s/ Edwin L. Parsley
Brian M. Culley	Edwin L. Parsley, D.O.
Chief Executive Officer
Date: 29 Sept 2014

Exhibit A

FORM OF INCENTIVE STOCK OPTION GRANT AGREEMENT